UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Amendment No. 8

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03814F-20-5

(CUSIP Number)

Isaac Capital Group LLC

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

Jon Isaac

3525 Del Mar Heights Road, Suite 765

San Diego, CA 92130

(858) 259-6666

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [    ]

(1)	NAMES OF REPORTING PERSONS Isaac Capital Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,251,993 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 1,251,993 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,993 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 15.28% (based on an aggregate of 8,190,365 shares, determined by the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 14, 2018), consisting of (i) 6,875,365 shares as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the U.S. Securities and Exchange Commission on August 14, 2018 (the “Form 10-Q”), plus (ii) 1,315,000 shares issued by the Issuer as disclosed in Note 27, Subsequent Events, of the Notes to Unaudited Condensed Consolidated Financial Statements in the Form 10-Q.)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

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(1)	NAMES OF REPORTING PERSONS Jon Isaac
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,251,993 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 1,251,993 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,993 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 15.28% (based on an aggregate of 8,190,365 shares, determined by the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 14, 2018), consisting of (i) 6,875,365 shares as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the U.S. Securities and Exchange Commission on August 14, 2018 (the “Form 10-Q”), plus (ii) 1,315,000 shares issued by the Issuer as disclosed in Note 27, Subsequent Events, of the Notes to Unaudited Condensed Consolidated Financial Statements in the Form 10-Q.)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Appliance Recycling Centers of America, Inc., a corporation organized under the laws of the State of Nevada (“Issuer”).  The Issuer’s principal executive office is 175 Jackson Avenue North Suite 102, Minneapolis, Minnesota.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)     This Statement is being filed by (i) Isaac Capital Group LLC, a Delaware limited liability company (“Isaac Capital”), and (ii) Jon Isaac, the Managing Member of Isaac Capital (“Mr. Isaac”, together with Isaac Capital the “Reporting Persons”, each a “Reporting Person”).

(b)     The principle business of Isaac Capital is conducting investments in public companies. Isaac Capital’s principal office is located at 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666. Mr. Isaac’s principal office is 3525 Del Mar Heights Road, Suite 765, San Diego, CA 92130, Tel: (858) 259-6666.

(c)     The Reporting Persons are currently significant stockholders of the Issuer. Mr. Isaac is the Managing Member of Isaac Capital Group LLC.

(d)     The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)     The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Isaac is a citizen of the United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons sold the following shares of common stock on the open market for cash: 60,000 shares for a total sales price of $69,000 on September 25, 2015; 6,000 and 34,311 shares for total sale prices of $6,240 and $35,340, respectively, on October 2, 2015.

ITEM 4.   PURPOSE OF THE TRANSACTION.

As of the date of this filing, Isaac Capital held a total number of 1,251,993 shares of common stock of the Issuer. Mr. Isaac, as the Managing Member of Isaac Capital, has the sole voting and dispositive power over all of the shares of the Issuer’s common stock that Isaac Capital holds.

Each Reporting Persons at any time and from time to time may acquire additional Stock or dispose of any or all of its Stock depending upon an ongoing evaluation of the investment in the Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The Reporting Persons may sell or dispose of shares of the Issuer’s common stock on the open market or through private transactions. Any prior intentions of the Reporting Persons as set forth in prior Schedule 13D filings, as amended, are hereby abandoned.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)     The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 1,251,993 shares of common stock held by Isaac Capital Group LLC, constituting approximately 15.28% of the Issuer’s outstanding common stock. The aggregate number and percentage of shares of common stock reported herein are based on an aggregate of 8,190,365 shares, determined by the most recent publicly available information of the Issuer’s issued and outstanding shares (as of August 14, 2018), consisting of (i) 6,875,365 shares as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the U.S. Securities and Exchange Commission on August 14, 2018 (the “Form 10-Q”), plus (ii) 1,315,000 shares issued by the Issuer as disclosed in Note 27, Subsequent Events, of the Notes to Unaudited Condensed Consolidated Financial Statements in the Form 10-Q.

(b)     The Reporting Persons hold sole power to dispose of the Shares.

(c)     Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)     No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)     Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 11, 2018

/s/ Jon Isaac

Jon Isaac

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